UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   4 )*

Audible, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05069A 10 4
(CUSIP Number)

Robert M. Friedman, Esq.
Dechert LLP
30 Rockefeller Plaza
New York, NY 10112-2200
(212) 698-3500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 6 Pages)

_____________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 Pages

SCHEDULE 13D

CUSIP No. 05069A 10 4
1		NAME OF REPORTING PERSON Apax Managers, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]

3		SEC USE ONLY

4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 333,333
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 333,333
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 333,333
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON CO

Page 3 of 6 Pages

This Amendment No. 4 ("Amendment No. 4") supplementally amends the initial statement on Schedule 13D, filed with the Securities and Exchange Commission on August 1, 2003, as amended by Amendment No. 1, filed on February 6, 2004, Amendment No. 2, filed on November 24, 2004, and Amendment No. 3, filed on January 31, 2008, by Apax Managers, Inc. (collectively, the "Schedule 13D"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

This Amendment No. 4 is filed by the Filing Person in accordance with Exchange Act Rule 13d-2, and it shall refer only to the information that has materially changed since the filing of the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by adding the following prior to the final paragraph of such item.

Pursuant to the Tender and Support Agreement, the Excelsior VI funds tendered the Subject Shares in the Offer and such Shares were accepted by the Purchaser on March 11, 2008, at a price of $11.50 per share.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

Item 5 is amended to read in its entirety as follows:

(a) As of March 13, 2008, the Filing Person may be deemed to beneficially own an aggregate of 333,333 shares of Common Stock, which represented approximately 1.3% of the outstanding shares of Common Stock. The calculation of the foregoing number of shares and percentage is based on 24,372,609 shares outstanding, the number of shares represented and warranted by the Company in the Merger Agreement as issued and outstanding at the close of business on January 30, 2008. Accordingly, in computing the percentage of Common Stock beneficially owned by the Filing Person, such number was used.

The number of shares of Common Stock and held by each of the Excelsior VI Funds and the percentage of the outstanding Common Stock such shares represent are set forth in Schedule B hereto and are incorporated herein by reference.(1)

Neither the Filing Person nor, to the knowledge of the Filing Person (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto beneficially owns any shares of Common Stock other than as set forth herein.

Page 4 of 6 Pages

(b) The Filing Person has sole power to dispose or to direct the disposition of all 333,333 shares of Common Stock deemed beneficially owned by it.

The Filing Person may be deemed to have shared voting power with Parent as a result of the matters set forth in the Tender and Support Agreement with respect to all shares of Common Stock deemed beneficially owned by it. Further, the Filing Person may be deemed to have formed a "group" with Parent and any of the other stockholders executing a tender and support agreement similar to that executed by the Excelsior VI Funds for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. The Filing Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission by it that it has formed any such group. The Filing Person does not have specific knowledge as to all of the respective executive officers and directors of Parent.

(c) Other than the sale described in Item 4 hereof no transactions in the securities of the Company were effected by the Filing Person, or, to its knowledge, any of (w) the Excelsior VI Funds, (x) the General Partner of the Excelsior VI Funds and (y) the persons listed on Schedule A hereto, during the sixty (60) days preceding March 11, 2008, or during the sixty (60) days preceding the date hereof.

(d) Except for the Excelsior VI Funds and their respective general partners that may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company, no other person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Company beneficially owned by the Filing Person.

(e) Not applicable.

____________________

(1) Neither the present filing nor anything contained herein shall be deemed an admission that any of the Excelsior VI Funds beneficially owns any shares of Common Stock.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2008

APAX MANAGERS, INC.

By:	/s/ Peter C. Jeton
Name:	Peter C. Jeton
Title:	Chief Operating Officer

Page 6 of 6 Pages

SCHEDULE B

Purchaser	Number of Shares of Common Stock	Number of Shares of Common Stock Issuable upon Exercise of Warrants	Total	Percentage of Outstanding Common Stock

Apax Excelsior VI, L.P.	-	284,833	284,833	1.2

Apax Excelsior VI-A, C.V.	-	23,267	23,267	-

Apax Excelsior VI-B, C.V.	-	15,500	15,500	-

Patricof Private Investment Club III, L.P.	-	9,733	9,733	-
	-	333,333	333,333	1.3